

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 28, 2017

Hesam Kiani
President
AFH Acquisition IX, Inc.
269 S. Beverly Drive, Suite 1600
Beverly Hills, CA 90212

> **Re:** **AFH Acquisition IX, Inc.**
> **Current Report on Form 8-K**
> **Filed September 7, 2017**
> **File No. 000-53070**

Dear Mr. Kiani:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 5.01. Changes in Control of Registrant

1. Please tell us whether the transaction described under Item 5.01 resulted in a change in shell company status for purposes of Item 5.06 of Form 8-K. In this regard, it appears that you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, prior to the transaction with Enrochem Limited, and could have ceased to be a shell company following the transaction. If such changes occurred, please amend your Form 8-K to include Form 10 information as required by Item 5.01(a)(8) and the disclosure required by Item 5.06 of Form 8-K. Alternatively, provide us with a detailed analysis as to why this disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Hesam Kiani
AFH Acquisition IX, Inc.
September 28, 2017
Page 2

Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Jennifer López-Molina, Attorney Advisor, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Kathleen Blaszak, Eversheds Sutherland